Exhibit 21.1

Subsidiaries of HCYC Holding Company

The following list of subsidiaries of HCYC Holding Company after completion of the Business Combination:

Legal Name	Jurisdiction of Incorporation

HCYC Group Company Limited	Cayman Islands
ATMC Merger Sub 2 Limited	Cayman Islands
HCYC Agent Company Limited	British Virgin Islands
HCYC Wealth Mangagemtn (Asia) Company Limited	Hong Kong SAR, China